

Joseph Chan

Managing Partner at Guardian Property Advisors

Jersey City, New Jersey

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10 Below Ice Cream

 **Columbia Business School**

 **See contact info**

 **500+ connections**

I am a technologist, financial services professional, and entrepreneur. I have over 20 years of experience in business to business software, structured products capital markets, and real estate experience. My latest focus is as an entrepreneur in several small businesses as well as a Managing ...

 **Joseph Chan's Personal Website**

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Articles
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Passive Real Estate Investing Made Easy via Crowdfunding

Joseph Chan
Published on LinkedIn

I've recently joined as the VP of Investor Relations for a real estate crowdfunding platform called Fund That Flip (www.fundthatflip.com) which focuses solely on the residential rehab market. The company originates short term bridge loans (6-12 months with recourse to 1st liens on the assets) that have historically yielded +10% annualized returns to our investors.   We are giving our investors access to the hard money loan space that has b ...see more

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Experience


10 Below Ice Cream

Partner

10 Below Ice Cream

Mar 2018 – Present · 8 mos
Greater New York City Area

10Below Ice Cream is New York's first establishment serving Thai-inspired ice cream rolls. This concept was created on the streets of Thailand, serving fresh, made-to-order ice cream. Inspired by this ice cream art and by the way bartenders artfully craft cocktails made to order, we blend the two approaches to create an experience for ice cream aficionados with an eclectic palette. We roll each individual ice cream order with the freshest ingredients right in front of your eyes, meaning no preservatives or stabilizers are added. It's ice cream in its

rawest form -- fresh off the plate.
... See more



Managing Partner

Guardian Property Advisors

Mar 2018 – Present · 8 mos
Greater New York City Area
We are a boutique Commercial Real Estate Mortgage Origination and Advisory group. Our principals have years of experience in the CRE lending business and we specialize on helping our clients achieve better economics than if they were to do it on their own.



Managing Partner

Lyndhurst Movers

May 2017 – Present · 1 yr 6 mos
Kearny, NJ
Pioneers in the industry since 1892, Lyndhurst Movers understands that relocating can be an emotionally taxing experience. To help customers stay focused and on track with their move, we have developed a comprehensive and compassionate approach to organizing the entire process. We want to know every detail of your move and listen with an experienced... See more

Director Of Business Development



VisuWall

Jan 2017 – Present · 1 yr 10 mos
Greater New York City Area
VisuWall is a marketplace that allows brand managers or advertising agencies to list, discover and book eye level, OOH advertising in prime retail locations. The marketplace also allows real estate owners to realize revenues on retail commercial spaces during periods of downtime when leases may go unfilled.



CIO & Principal

JC Projects

Sep 2014 – Feb 2018 · 3 yrs 6 mos
Jersey City, NJ
• Created brand and retail vision for a new athletic and events center
• Developed website design and content including production and editing of photos and videos
• Established social media brand on Facebook, LinkedIn, Google +, Twitter, Pinterest, and Instagram... See more

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Education



Columbia Business School

MBA, Finance

2002 – 2004

Activities and Societies: Full time Happy Hour member Elected: VP Corporate Relations Sales and Trading Club, AVP Events Technology Business Group Membership: Asian Business Association, Peer Advisors

Actively involved as an officer in the Sales and Trading club.



University of Chicago

AB, Economics

1992 – 1996

Activities and Societies: Elected: Lambda Phi Epsilon Fraternity President, Shoreland Student Council Treasurer, Council on University Programming Assistant Chair

Awards: Deans List, Maroon Key Society, Dimmer Scholarship



